500 Boylston Street, Boston, Massachusetts 02116-3741

Phone 617-954-4085

August 9, 2012

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	The MFS Trusts listed in Appendix A hereto (each a “Trust”) – Proxy Statement

Ladies and Gentlemen:

On behalf of each Trust, this letter sets forth our responses to comments delivered orally by Kieran Brown of the Securities Exchange Commission staff during a telephone conversation on July 18, 3012 on the preliminary Proxy Statement (the “Proxy Statement”) for each Trust’s special meeting of Municipal Auction Rate Cumulative Preferred Shareholders (“ARPS Holders”), filed on July 9, 2012. Capitalized terms used below that are not otherwise defined have the meanings given to them in the Proxy Statement.

1.	Comment: Briefly summarize the differences between Fitch Asset Coverage and S&P Asset Coverage.

Response: The Trusts note that the Proxy Statement summarizes the main differences between Fitch Asset Coverage and S&P Asset Coverage, and that the Proxy Statement includes the Fitch Criteria in full as an exhibit, which provides additional summary information regarding Fitch Asset Coverage.

In response to this comment, the Trusts will include the following additional paragraph under the sub-heading “Fitch Asset Coverage Tests” in the Proxy Statement.

“According to Fitch, the Fitch Total OC Test is designed to measure whether a fund has sufficient asset coverage generally for the rated security (i.e., the ARPS in this case) and the Fitch Net OC Test to measure whether a fund has sufficient asset coverage for the rated security after first repaying liabilities that are legally or structurally more senior to the rated security in the fund’s capital structure.”

Securities and Exchange Commission

August 9, 2012

2.	Comment: Explain which of S&P Asset Coverage and Fitch Asset Coverage is the more difficult standard to satisfy.

Response: The requested disclosure has been added. The following paragraph will be added immediately prior to the sub-heading “Additional Amendments To The Bylaws” in the Proxy Statement.

“Based on the composition of a Trust’s portfolio, there may potentially be scenarios in which a Trust could fail the S&P Asset Coverage test and at the same time satisfy the Fitch Asset Coverage tests, and vice versa, such that one cannot be said to be consistently more demanding than the other in all circumstances. However, on balance, MFS’ analysis indicates that Fitch Asset Coverage is generally more demanding than S&P Asset Coverage due, in part, to more stringent “haircuts” imposed by the Fitch tests if a Trust’s portfolio exceeds specified issuer and industry/municipal sector diversification and concentration thresholds.”

3.	Comment: Explain why the Trust is recommending the change from S&P to Fitch as an ARPS rating agency and explain how this proposal would benefit the ARPS holders.

Response: The Trusts believe that the Proxy Statement adequately discloses the basis for the Boards’ and MFS’ recommendation of the proposal. See “Basis for the Boards’ Recommendation.”

4.	Comment: On page 5 of the proxy statement, plain English should be used instead of the term “Pari Passu” in the denominator in the Fitch Total OC and Fitch Net OC tests.

Response: The requested change will be made. The formulae for calculating Fitch Total OC and Fitch Net OC included in the Proxy Statement are recited verbatim from the Fitch Criteria and therefore the Trusts intend to retain the term “Pari Passu” in the formulae themselves so as not to deviate. However, the Trusts will include the following sentence below each formula in the Proxy Statement to provide clarification:

“For these purposes, “Pari Passu” means ranking the same in preference and priority with respect to distribution of assets or payment of dividends or interest.”

5.	Comment: The paragraph at the bottom of page 5 regarding the optional redemption provisions in the Bylaws should be highlighted as separate from the discussion regarding the provision pertaining to the rating agencies in the Bylaws.

Response: The requested change will be made. The following heading will be included at the beginning of the paragraph on page 5 regarding the amendment to the optional redemption provision:

“Amendment Regarding Optional ARPS Redemptions.”

Securities and Exchange Commission

August 9, 2012

6.	Comment: Does the Board believe that this proposal is in the best interests of the ARPS holders?

Response: See the response to Comment 3 above.

Each Trust acknowledges the following:

•	each Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it is the Staff’s position that such Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-4085 or Thomas Holden, Ropes & Gray LLP, at (617) 951-7097.

Sincerely,

/S/ Thomas H. Connors
Thomas H. Connors
Vice President and Senior Attorney

Securities and Exchange Commission

August 9, 2012

Appendix A

MFS Trusts

MFS California Municipal Fund (File Nos. 333-84993; 811-9537)

MFS High Income Municipal Trust (File Nos. 333-81129; 811-5754)

MFS High Yield Municipal Trust (File Nos. 333-77261; 811-4992)

MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-5785)

MFS Municipal Income Trust (File Nos. 33-8850; 811-4841)